

August 9, 2013

Via E-mail
Mr. Steve Sanghi
President and Chief Executive Officer
Microchip Technology, Inc.
2355 W. Chandler Blvd.
Chandler, AZ 85224-6199

>   **Re: Microchip Technology, Inc.**
>   **Form 10-K for the Fiscal Year Ended March 31, 2013**
>   **Filed May 30, 2013**
>   **File No.: 000-21184**

Dear Mr. Sanghi:

     We have reviewed your filings and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2013

Notes to Consolidated Financial Statements, page F-7

-Revenue Recognition, page F-7

1.   We note from page 17 that you have inherited certain customer contracts from your SMSC acquisition that differ from your standard terms of sales. Please explain to us the terms of these "inherited" contracts and how you are recognizing revenue related to the sale of products under these contracts. Cite the accounting literature relied upon and how you are applying it your situation. Refer to the guidance in Topic 605 of the FASB Accounting Standards Codification and SAB Topic 13.

Mr. Steve Sanghi
Microchip Technology, Inc.
August 9, 2013
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Lynn Dicker for

Kevin L. Vaughn
Accounting Branch Chief